UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

July 5, 2012	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Second Quarter Fiscal Year 2012

Declares Quarterly Cash Dividend

Havant, UK — July 5, 2012 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced results for the second fiscal quarter ended May 31, 2012. Revenues for the second quarter were $322.1 million, a decrease of 4.9% compared to revenues of $338.5 million for the same period last year.

For the second quarter, GAAP net income was $7.0 million, or $0.24 per diluted share, compared to GAAP net loss of $4.6 million, or $0.15 per share, in the same period last year. Non-GAAP net income was $9.3 million, or $0.32 per diluted share, compared to non-GAAP net loss of $1.9 million, or $0.06 per share, in the same quarter a year ago(1).

Gross profit margin in the second quarter was 16.5%, compared to 12.9% in the same period last year and 17.9% in the prior quarter. The increase from last year primarily reflects improved gross margins for HDD Capital Equipment products, which had been impacted by significantly reduced revenue and specific inventory provisions in the prior year.

Today, the Company also announced that its Board of Directors has approved a quarterly cash dividend of $0.075 per share, unchanged from the prior quarter. The dividend will be payable on August 1, 2012 to shareholders of record as of the close of business on July 19, 2012. This dividend represents a quarterly payout of approximately $2.0 million in aggregate, or $8.0 million on an annualized basis.

During the quarter the Company recommenced repurchases of shares under the previously announced share repurchase plan. The Company repurchased 306,353 of its common shares during the quarter at a total cost of $3.6 million. The Company’s cash balance amounted to $131.8 million at the end of the second quarter, a decrease of $24.1 million from the prior quarter due primarily to a short term increase in working capital.

“I was pleased with our second quarter results, with revenues and net income in line with our expectations. We did a very good job of meeting the demand requirements of our customers, and I am encouraged by the progress within our technology roadmap, as evidenced by our recent ClusterStor™ 6000 High Performance Computing announcement,” said Steve Barber, CEO of Xyratex. “Over the next 18 months we have a number of new opportunities that I believe will be positive for the company. We will continue to focus on new growth opportunities while also managing our costs and investments. With a strong balance sheet, I believe we are well positioned to capitalize on these opportunities through the end of the year and beyond.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the third fiscal quarter of 2012 is projected to be in the range of $313 million to $373 million.

•                  Fully diluted earnings per share is anticipated to be between $0.31 and $0.69 on a GAAP basis in the third quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.39 and $0.77. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call Information

The company will host a conference call to discuss its results at 1:30 p.m. PT/4:30 p.m. ET on Thursday, July 5, 2012.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(800) 215-2410
Outside the United States	(617) 597-5410
Passcode	72622408

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through July 12, 2012 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	90034946

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share exclude (a) amortization of intangible assets, (b) equity compensation expense, (c) the tax effects related to (a) and (b) and (d) the recognition of a Malaysia deferred tax asset. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred, (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income (loss) of the change in tax expense that would have been recorded if these items had not been incurred and (d) the recognition of the Malaysia deferred tax asset relates to the potential for the non-renewal of certain tax incentive arrangements in 2012. Item (d) is non-recurring and will reverse if the incentive arrangements are renewed.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the third quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information, patent infringement claims and our inability to protect our intellectual property and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry, and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contact:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@xyratex.com

Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended,
	May 31,	May 31,	May 31,	May 31,
	2012	2011	2012	2011
	(US dollars in thousands, except per share amounts)
Revenues	$322,116	$338,548	$617,782	$699,047
Cost of revenues	268,841	294,901	511,468	605,946
Gross profit	53,275	43,647	106,314	93,101

Operating expenses:
Research and development	27,255	29,970	51,923	58,225
Selling, general and administrative	16,955	17,968	33,733	35,416
Amortization of intangible assets	950	1,295	1,920	2,049
Total operating expenses	45,160	49,233	87,576	95,690
Operating income (loss)	8,115	(5,586)	18,738	(2,589)
Interest income, net	154	42	340	79
Income (loss) before income taxes	8,269	(5,544)	19,078	(2,510)
Provision (benefit) for income taxes	1,273	(982)	1,221	(2,634)
Net income (loss)	$6,996	$(4,562)	$17,857	$124

Net earnings (loss) per share:
Basic	$0.25	$(0.15)	$0.64	$0.00
Diluted	$0.24	$(0.15)	$0.62	$0.00

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	28,099	30,844	27,927	30,670
Diluted	28,786	30,844	28,764	31,691

Cash dividends declared per share	$0.08	$—	$0.15	$—

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2012	2011
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$131,752	$132,630
Accounts receivable, net	163,595	200,742
Inventories	180,340	164,180
Prepaid expenses	4,799	3,296
Deferred income taxes	10,000	9,020
Other current assets	7,895	7,016
Total current assets	498,381	516,884
Property, plant and equipment, net	42,732	45,215
Intangible assets, net	16,208	18,128
Deferred income taxes	12,767	13,476
Total assets	$570,088	$593,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$135,271	$168,696
Employee compensation and benefits payable	14,530	21,786
Deferred revenue	15,293	7,692
Income taxes payable	1,007	43
Other accrued liabilities	19,951	26,312
Total current liabilities	186,052	224,529
Long-term debt	—	—
Total liabilities	186,052	224,529

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,912 and 27,568 issued and outstanding	279	276
Additional paid-in capital	361,944	361,070
Accumulated other comprehensive deficit	(1,259)	(1,337)
Accumulated income	23,072	9,165
Total shareholders’ equity	384,036	369,174
Total liabilities and shareholders’ equity	$570,088	$593,703

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended,
	May 31,	May 31,
	2012	2011
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$17,857	$124
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,290	10,212
Amortization of intangible assets	1,920	2,049
Non-cash equity compensation	3,845	4,413
Loss (gain) on sale of assets	1,157	(15)
Deferred income taxes	(297)	(3,844)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	37,147	32,299
Inventories	(16,160)	42,943
Prepaid expenses and other current assets	(2,382)	(2,888)
Accounts payable	(33,425)	(10,774)
Employee compensation and benefits payable	(7,256)	(6,703)
Deferred revenue	7,601	(6,989)
Income taxes payable	964	(730)
Other accrued liabilities	(1,231)	5,664
Net cash provided by operating activities	18,030	65,761

Cash flows from investing activities:
Investments in property, plant and equipment	(6,964)	(11,225)
Acquisition of intangible assets	(3,500)	(4,700)
Acquisition of business	—	(6,084)
Net cash used in investing activities	(10,464)	(22,009)

Cash flows from financing activities:
Proceeds from issuance of shares	601	2
Repurchase of shares	(3,574)	(5,303)
Dividends to shareholders	(5,471)	—
Decrease in book overdraft	—	(2,374)
Net cash used in financing activities	(8,444)	(7,675)
Change in cash and cash equivalents	(878)	36,077
Cash and cash equivalents at beginning of period	132,630	90,842
Cash and cash equivalents at end of period	$131,752	$126,919

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2012	2011	2012	2011
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income (loss) To Non-GAAP Net Income (loss)
GAAP net income (loss)	$6,996	$(4,562)	$17,857	$124

Amortization of intangible assets	950	1,295	1,920	2,049
Equity compensation	2,132	1,763	3,845	4,413
Tax effect of above non-GAAP adjustments	(771)	(426)	(1,442)	(1,013)
Malaysia deferred tax asset recognized	—	—	(1,489)	—

Non-GAAP net income (loss)	$9,308	$(1,930)	$20,692	$5,573

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$0.24	$(0.15)	$0.62	$0.00

Amortization of intangible assets	0.03	0.04	0.07	0.06
Equity compensation	0.07	0.06	0.13	0.14
Tax effect of above non-GAAP adjustments	(0.03)	(0.01)	(0.05)	(0.03)
Malaysia deferred tax asset recognized	—	—	(0.05)	—

Diluted non-GAAP earnings (loss) per share	$0.32	$(0.06)	$0.72	$0.18

Segmental Information

Revenues:
Enterprise Data Storage Solutions	$278,459	$301,162	$550,528	$635,348
HDD Capital Equipment	43,657	37,386	67,254	63,699
Total	$322,116	$338,548	$617,782	$699,047

Gross profit:
Enterprise Data Storage Solutions	$45,356	$44,777	$92,469	$92,124
HDD Capital Equipment	8,278	(1,024)	14,305	1,527
Equity compensation	(359)	(106)	(460)	(550)
Total	$53,275	$43,647	$106,314	$93,101

Summary Of Equity Compensation

Cost of revenues	$359	$106	$460	$550
Research and development	713	664	1,375	1,547
Selling, general and administrative	1,060	993	2,010	2,316

Total equity compensation	$2,132	$1,763	$3,845	$4,413

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: July 5, 2012	By:	/s/ Richard Pearce
		Name:	Richard Pearce
		Title:	Chief Financial Officer